UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 27, 2017**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal officers

On January 27, 2017, the Meredith Corporation Board of Directors elected Beth J. Kaplan to the Company's Board of Directors. Kaplan will stand for election as a Class III Director at the Company's Annual Shareholders Meeting in November 2017. If elected, she will serve a two-year term expiring November 13, 2019. She will serve on the Audit Committee and Finance Committee. The Company's news release is attached as an exhibit.

Item 8.0   Other Events

On January 28, 2017, the Meredith Corporation Board of Directors declared a dividend of $0.52 per share, payable on March 15, 2017, to shareholders of record on February 28, 2017. The Company's news release is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

99   Press release announcing the election of Beth J. Kaplan to the Board of Directors and quarterly dividend declaration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: January 30, 2017

Exhibit 99



MEREDITH BOARD OF DIRECTORS RAISES DIVIDEND 5.1 PERCENT TO $2.08 PER SHARE

Beth Kaplan, Leading Brand Marketing Executive, Elected to Meredith Board of Directors

DES MOINES, IA (January 30, 2017) – The Meredith Corporation (**NYSE:MDP; www.meredith.com**) Board of Directors on Saturday, January 28, 2017, approved a 5.1 percent increase of its regular stock dividend to $2.08 per share on an annualized basis, an increase of $0.10 per share. The next quarterly dividend will be $0.52 per share and is payable on March 15, 2017, to shareholders of record on February 28, 2017.

Meredith continues to focus on its successful Total Shareholder Return program. Key elements include:

- An annual dividend yielding approximately 3.5 percent based on Friday's closing price of $61.65. Meredith has paid dividends for 70 consecutive years, increasing them for 24 years straight.

- An ongoing share repurchase program with $74 million remaining under current authorizations.

- Strategic investments to scale the business and increase shareholder value.

Beth Kaplan Elected to Meredith Board of Directors

At its annual strategic retreat on January 27, 2017, the Meredith Board of Directors elected Beth J. Kaplan to the Meredith Board as a Class III Director. Kaplan will stand for election at the next Meredith Annual Shareholders Meeting for a full two-year term expiring November 13, 2019.

Kaplan is one of the country's leading brand marketing executives. Most recently, she served as President and COO of Rent the Runway, where she still serves on the Board. Her past experiences include President and Chief Marketing and Merchandising Officer at General Nutrition Corporation; EVP and General Manager of Bath & Body Works; Senior Executive VP of Marketing, Merchandising and Distribution of Rite Aid; and President of Procter & Gamble's U.S. Cosmetics Division. She is currently a Venture Partner at Axcel Partners, where she advises and invests in emerging, high growth consumer businesses. Kaplan earned both Bachelor's of Science and Master's of Business Administration degrees from the University of Pennsylvania's Wharton School of Business, and currently sits on its Board of Overseers.

"We welcome Beth to the Board, and look forward to her contributions," said Meredith Chairman and Chief Executive Officer Stephen M. Lacy. "Her experience leading many of the nation's top female-focused brands is a perfect fit for Meredith, given our extensive reach to over 100 million unduplicated American women, including nearly 75 percent of all U.S. female Millennials."

ABOUT MEREDITH CORPORATION

Meredith Corporation (**NYSE: MDP; www.meredith.com**) has been committed to service journalism for 115 years. Today, Meredith uses multiple distribution platforms – including broadcast television, print, digital, mobile and video – to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's National Media Group reaches more than 100 million unduplicated women every month, including nearly 75 percent of U.S. Millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and lifestyle through well-known brands such as Better Homes and Gardens, Allrecipes, Parents and SHAPE. Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 5,000 Walmart stores across the U.S. Meredith Xcelerated Marketing is an award-winning, strategic and creative agency that provides fully integrated marketing solutions for many of the world's top brands, including The Kraft Heinz Co., Bank of America, WebMD, Volkswagen and NBC Universal.

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 – including Atlanta, Phoenix, St. Louis and Portland – and 13 in Top 50 markets. Meredith's stations produce nearly 700 hours of local news and entertainment content each week, and operate leading local digital destinations.

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Shareholder/Financial Analyst Contact:	**Media Contact:**
Mike Lovell	Art Slusark
Director of Investor Relations	Chief Communications Officer
Phone: (515) 284-3622	Phone: (515) 284-3404
E-mail: Mike.Lovell@meredith.com	E-mail: Art.Slusark@meredith.com